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SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: StockKings Capital, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

30 Broad Street; Suite 1428
(No. and Street)

New York	New York	10004
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Rafael Arias	212-763-5820	rarias@stockkingscapital.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

NTT & Company, PLLC
(Name – if individual, state last, first, and middle name)

3488 South U.S. Highway 77	Giddings	Texas	78942
(Address)	(City)	(State)	(Zip Code)

03/19/2019	6543
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gregory Lewis, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of StockKings Capital, LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: CEO

[signature] Jordan Bradbury

Notary Public

Notary Public State of Florida
Jordan Bradbury
My Commission HH 371877
Expires 4/7/2027

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

STOCKKINGS CAPITAL LLC

FINANCIAL STATEMENTS

WITH INDEPENDENT AUDITOR'S REPORTS December 31, 2024

Contents

Tuttle & Bond, PLLC
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Director and Shareholder of Stockkings Capital LLC

Opinion on Financial Statements

We have audited the accompanying statement of financial condition of Stockkings Capital LLC (the "Company") as of December 31, 2024, and the related statements of operations, member's equity and cash flows for the year then ended, including the related notes (collectively referred to as "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit provides a reasonable basis for our opinion.

Report on Supplementary Information

The accompanying Net Capital Computations, Determination of Reserve Requirements and Possession & Control Requirements ("Supplementary Information") contained in the supplemental information section has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statement. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles with the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934 and, if applicable, under Regulation 1.10 under the Commodity Exchange Act. In our opinion, the information contained in the Supplementary Information section is fairly stated, in all material respects, in relation to the financial statements as a whole.

Tuttle & Bond, PLLC

Giddings, Texas
April 01, 2025

We have served as the auditor for Stockkings Capital LLC since 2025.

Stockkings Capital LLC
Statement of Financial Condition
December 31, 2023

ASSETS	
Cash	$ 27,544
Prepaid Expenses	16,511
TOTAL ASSETS	$ 44,055
LIABILITIES AND MEMBER'S EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 13,151
Due to clearing broker	0
Total Liabilities	13,151
Member's Equity	30,904
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 44,055

The accompanying notes are an integral part of this financial statement.

Stockkings Capital LLC
Statement of Operations
For the Year Ended December 31, 2024

Revenue		
Commissions	$0	
Total revenue		$ 0
Expenses		
Commissions, salaries and benefits	39,860	
Clearing charges	0	
Occupancy	5,313	
Professional fees	89,500	
Travel and entertainment	12,615	
General and administrative	23,106	
Total expenses		170,394
Net loss		$ (170,394)

The accompanying notes are an integral part of this financial statement.

Stockkings Capital LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2024

Balance,December 31, 2023	$ 49,030
Member's Contribution	179,429
Member's Distributions	(27,161)
Net loss	(170,394)
Balance December 31, 2024	$ 30,904

The accompanying notes are an integral part of this financial statement.

Stockkings Capital LLC
Statement of Cash Flows
For the Year Ended December 31, 2024

Cash flows from operating activities:		
Net loss	$	(170,394)
Adjustments to reconcile net loss to net cash used in operating activities:		
Net change in operating assets and liabilitites:		
Increase in due from parent		0
Decrease in accounts payable and accrued expenses		(2,236)
Net cash used in operating activities		(172,630)
Cash flows from financing activities:		
Member's contributions		179,429
Member's distributions		(27,161)
Net cash provided by financing activities		151,268
Net increase in cash and cash equivalents		8,488
Cash, beginning of year		19,056
Cash, end of year	$	27,544

The accompanying notes are an integral part of this financial statement.

Note 1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

(a) ORGANIZATION

Stockkings Capital LLC (the Company) was formed in 2012 as a limited liability company in accordance with the laws of the state of New York and operates as a securities broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a wholly owned subsidiary of Stockkings Holdings, Inc. The Company was approved by FINRA to operate as a registered broker dealer in June of 2013.

The Company was originally formed under the name Britannica Capital Partners, LLC. The name was legally changed in March 2016 to Stockkings Capital LLC.

(b) CLEARING AGREEMENT

The Company does not currently have a clearing agreement. The Company, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreements with its clearing brokers provide that as a clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). It also performs all services customarily incident thereon, including the preparation and distribution of customer's confirmation and statements and maintenance of margin requirements under the Act and the rules of the Self Regulatory Organizations of which the Company is a member.

(c) ACCOUNTING BASIS

The financial statements of the Company have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP).

(d) USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(e) CASH AND CASH EQUIVALENTS

The Company considers all highly liquid debt instruments with a maturity of three months or less at time of purchase to be cash equivalents.

(f) INCOME TAXES
The Company is not a taxpaying entity for federal or state income tax purposes and, accordingly, no provision has been made in the accompanying financial statements.

The Company follows required accounting guidance for uncertainty in income taxes. The Company evaluates its tax positions on an ongoing basis, and if considered necessary, establishes liabilities for uncertain tax positions that may be challenged by tax authorities. The Company files information tax returns in the U.S. Federal jurisdiction and various states.

(g) SECURITIES VALUATION AND REVENUE RECOGNITION
The Company records revenues for executing customer securities transactions and associated expenses are recorded as earned and incurred, on a trade date basis.

The Company values its securities in accordance with the “Fair Value Measurements” standard. Under this standard, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date.

(h) SUBSEQUENT EVENTS
The Company has evaluated subsequent events for potential recognition or disclosure through March 28, 2025, the date the financial statements were available for issuance.

Note 2. NET CAPITAL AND MINIMUM CAPITAL REQUIREMENTS

The Company is subject to the SEC Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In addition, the Rule also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital would exceed 10 to 1. At December 31, 2024, the Company had net capital of $14,393, which exceeded the minimum requirement of $5000 by $9,393. The Company’s ratio of aggregate indebtedness to net capital was 0.91 to 1.

Note 3. FAIR VALUE MEASUREMENTS

The Company has adopted disclosure requirements for Fair Value Measurements which applies to all assets and liabilities that are being measured and reported on a fair value basis. Fair Value Measurements requires disclosures that establish a framework for measuring the value in accounting principles generally accepted in the United States of America, and expands disclosure about fair value measurements. This measurement enables the reader of the financial statements to assess inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. Fair Value Measurements requires that assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:

> Level 1: Quoted market prices in active markets for identical assets and liabilities.
> Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.
> Level 3: Unobservable inputs that are not corroborated by market data.

The Company's financial instruments, including cash, due from clearing broker, prepaid expenses and other assets, and accounts payable and accrued expenses are carried at amounts that approximate fair value due to their short-term nature.

Note 4. COMMITMENTS AND CONTINGENCIES

Rent charged to expense for the Company's facilities for the year ended December 31, 2024 was approximately $5,313. The lease is in the Parent's name and the Company is allocated a prorated portion a month through an expense sharing agreement (See Note 6).

The Company from time to time may become involved in legal claims arising in the ordinary course of its activities. In the opinion of management, the outcome of any legal proceedings would be covered by the Company's insurance policies, subject to normal deductibles, and accordingly, would not have a material effect on the Company's financial position or results of operations.

Note 5. CONCENTRATION OF RISK

In the normal course of business, the Company's activities through its clearing broker involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations.

In addition, the Company bears the risk of financial failure by its clearing broker. If the clearing broker should cease doing business, the Company's receivable from this clearing broker could be subject to forfeiture.

The Company maintains its cash at a reputable financial institution, which has not exceeded federally insured limits. The Company has not experienced any loss in these accounts and does not believe it is exposed to any significant credit risk on cash.

Note 6. RELATED PARTY

The Company entered into an expense sharing arrangement with its Parent whereby the Parent would pay certain common expenses and allocate an appropriate share to the Company, see note 4.

Note 7. GOING CONCERN

In 2024, the Firm does not have any revenue and has incurred losses. These matters raise substantial doubt about the Firm's ability to continue as a going concern.

Management is undertaking the following actions to address these going concern issues:

- The Firm is endeavoring to sign a new clearing agreement with a clearing firm, thus allowing the Firm to buy and sell securities for customers. The Firm previously had many high-net-worth customers who had previously traded with the Firm for years, and the Firm plans to reopen accounts with many of these same customers as soon as a new clearing agreement is in place.
- The Firm plans to actively seek and hire brokers with existing books of business to transfer and conduct their business with the Firm.
- The Firm is actively pursuing private placement opportunities which could bring in fees.
- The Firm may raise capital from investors.

The Company believes that these actions will alleviate the substantial doubt about its ability to continue as a going concern.

SUPPLEMENTARY INFORMATION

Stockkings Capital LLC
Computation of Net Capital Pursuant to
SEC Uniform Net Capital Rule 15c3-1
For the Year Ended December 31, 2024

Credit:	
Member's Equity	$ 30,904
Debits:	
Nonallowable assets:	
Due from parent	16,511
Total debits	16,511
Net capital before haircuts	14,393
Haircuts on securities positions	-
Net Capital	14,393
Minimum requirements of 6-2/3% of aggregate indebtedness of $13,151, or SEC requirement of $5,000, whichever is greater	5,000
Excess net capital	$ 9,393
Aggregate Indebtedness:	
Accounts payable and accrued expenses	$ 13,151
Total aggregate indebtedness	$ 13,151
Ratio of Aggregate Indebtedness to Net Capital	.91

NOTE: There are no material differences between the above computation of net capital and the corresponding computation as submittted by the Company with the amended unaudited Form X-17A-5 as of December 31, 2024.

StockKings Capital, LLC

Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 As of December 31, 2024

A computation of reserve requirement is not applicable to StockKings Capital, LLC as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

StockKings Capital, LLC

Schedule III – Information Relating to the Possession Or Control Requirements Under Rule 15c3-3 As of December 31, 2024

Information Relating to the Possession or Control Requirements is not applicable to StockKings Capital, LLC as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

Tuttle & Bond, PLLC
Certified Public Accountants

Supplementary Schedules Pursuant to SEA Rule 17a-5 Of the Securities and Exchange Act of 1934
For the Year-End December 31, 2024

Report of Independent Registered Public Accounting Firm Exemption Review Report Pursuant to 15c3-3

Exemption and No Exemption: 15c3-3(k)(2)(ii) and footnote 74 of SEC Release 34-70073

Gregory Lewis
Stockkings Capital LLC
30 Broad Street, Suite 1428
New York, NY 10004

Dear Gregory Lewis:

We have reviewed management's statements, included in the accompanying Exemption Report provided to us, in which Stockkings Capital LLC identified 15c3-3(k)(2)(ii) and footnote 74 of SEC Release 34-70073 as the provisions under 17 C.F.R. § 15c3-3(k) under which it claims exemption and no exemption, respectively, from 17 C.F.R. §240.15c3-3. Stockkings Capital LLC stated that it has met the 15c3-3(k)(2)(ii) exemption throughout the most recent fiscal year, January 01, 2024, through December 31, 2024, without exception, or, with exception, as represented in the Exemption Report provided to us.

Stockkings Capital LLC has indicated that it is not operating under an exemption pursuant to 17 C.F.R. § 15c3-3(k), but rather operates pursuant footnote 74 of SEC Release 34-70073 and its business activities under which it operates pursuant to no exemption is limited to: Participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4. Further, Stockkings Capital LLC does not, directly or indirectly receive, hold, or owe funds or securities for or to customers other than funds received and promptly transmitted in compliance with paragraphs (a) or (b)(2) of Rule 15c2-4, and Stockkings Capital LLC does not carry accounts of customers and Stockkings Capital LLC does not carry proprietary accounts as defined in Rule 15c3-3. Stockkings Capital LLC stated that it has met the requirements to operate pursuant to footnote 74 of SEC Release 34-70073 throughout the most recent fiscal year, January 01, 2024, through December 31, 2024, without exception, or, with exception as represented in the Exemption Report provided to us.

Stockkings Capital LLC's management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Stockkings Capital LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion. Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

Tuttle & Bond, PLLC

Giddings, Texas
April 01, 2025

Stockkings Capital LLC
30 Broad Street, Suite 1428
New York, NY 10004

Stockkings Capital LLC's Exemption Report

To: Tuttle & Bond, PLLC
3488 South U.S. Highway 77
Giddings, TX 78942

Re: 17 C.F.R. § 240.15c3-3(k)

Stockkings Capital LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers").

This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of our knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): (k)(2)(ii).

2. The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent audit period, January 01, 2024 through December 31, 2024, without exception.

3. The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities not conducted under a 15c3-3 exemption exclusively to: Participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4.

   The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year, January 01, 2024 through December 31, 2024, without exception.

STOCKKINGS CAPITAL LLC

I, Gregory Lewis, do hereby affirm that to my best knowledge and belief this Exemption Report, covering the period January 01, 2024 through December 31, 2024 is true and correct.

Gregory Lewis
CEO